UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nobility Homes, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

654892108

(CUSIP Number)

Michael Kirwan, Esq.
Foley& Lardner LLP
One Independent Drive, Suite 1300
Jacksonville, Florida 32202
(904)  633-8913

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654892108	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas W. Trexler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 420,654*
	8.	SHARED VOTING POWER None
	9.	SOLE DISPOSITIVE POWER 420,654*
	10.	SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 420,654
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.36%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*  See disclosure under Item 3.

CUSIP No. 654892108	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D on the Common Stock of Nobility Homes, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed in paper format in September 1994 and attached hereto as Exhibit 1 in accordance with CFR §232.101(a)(2)(ii).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 is hereby amended in its entirety to read as follows:

(a)           This statement is being filed by Thomas W. Trexler (referred to as “Mr. Trexler”).

(b)           Mr. Trexler’s business address is 3741 S.W. 7th Street, Ocala, Florida 34474.

(c)           Mr. Trexler’s present occupation is Executive Vice President and Chief Financial Officer of the Issuer and President of Prestige Home Centers, Inc., a wholly owned subsidiary of the Issuer.

(d)           During the last five years, Mr. Trexler has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Trexler has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Trexler is a United States Citizen.

Item 3.  Source and Amount of Funds or Consideration.

Mr. Trexler's purchase on November 7, 2014 was made with personal funds.  On February 19, 1999, the Issuer paid a 10% stock dividend, and on February 20, 1998, the Issuer paid a three-for-two stock split in the form of 50% stock dividend.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended, in pertinent part, as follows:

The Common Stock was acquired and is being held by Mr. Trexler for investment purposes. Except as set forth above, Mr. Trexler has no present plans or proposals which relate to or would result in:

(a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 654892108	13D	Page 4 of 5 Pages

(d)      Any change in management of the Issuer;

(e)      Any material change in the present capitalization or dividend policy of the Issuer;

(f)      Any other material change in the Issuer’s business or corporate structure;

(g)      Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)      Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a) and (b)   Mr. Trexler beneficially owns 420,654 shares of Common Stock, which represent 10.36% of the 4,061,544 shares outstanding as of September 15, 2014.

(c)      Mr. Trexler has not affected any other transactions in the Issuer’s Common Stock in the past sixty days.

(d)      Not applicable.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Trexler and any person with respect to any shares of Common Stock.

Item 7.  Material to Be Filed as Exhibits.

The Original Schedule 13D filed in paper format in September 1994 is attached hereto as Exhibit 1 in accordance with CFR §232.101(a)(2)(ii).

CUSIP No. 654892108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Thomas W. Trexler Thomas W. Trexler Date: November 12, 2014

Exhibit 1

                                              OMB Approval
                                              OMB 3235-0145

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.                                )*

NOBILITY HOMES, INC.
(Name of Issuer)

Common Stock - $0.10 par value
(Title of Class of Securities)

654892 10 8
(CUSIP Number)

Linda Y. Kelso, Esq., P.O. Box 240, Jacksonville, FL 32201-0240
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☒.  (A fee is not required only if the reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five person of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

SEC 1746 (9-82)

CUSIP NO. 654892 10 8
13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas W. Trexler Social Security No. ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,270 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 70,270 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,270 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

Security and Issuer.

This statement relates to the shares of common stock, $.10 par value (the “Common Stock”), of Nobility Homes, Inc., a Florida corporation (the “Company”).  The principal executive offices of the Company are located at 3741 S.W. 7th Street, P.O. Box 1659, Ocala, Florida 34478.

Identity and Background.

This statement is being filed by Thomas W. Trexler (referred to as “Mr. Trexler”).

Mr. Trexler’s business address is 3741 S.W. 7th Street, P. 0. Box 1659, Ocala, Florida 34478.

Mr. Trexler’s present occupation is Vice President and Director of Prestige Home Centers, Inc. (“Prestige”), a retailer of manufactured homes.

During the last five years, Mr. Trexler has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Trexler has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Trexler is a United States citizen.

Source and Amount of Funds or Other Consideration.

Mr. Trexler received 67,500 shares of the Company’s Common Stock in exchange for 450 shares of common stock of Prestige Home Centers, Inc. (“Prestige”) (representing 45% of that company). The shares of Prestige stock were owned by Mr. Trexler in his individual capacity.

Purpose of Transaction.

The Common Stock purchased by Mr. Trexler was acquired in connection with a stock for stock exchange between the Company and all of the shareholders of Prestige. The transaction is described in the Company’s definitive proxy materials filed with the Securities and Exchange Commission relating to a special meeting of the Company’s shareholders held on September 9, 1994. Pursuant to the Plan of Reorganization approved by a majority of the shareholders of both the Company and Prestige, Prestige became a wholly owned subsidiary of the Company. The Common Stock was acquired and is being held by Mr. Trexler for investment purposes. Subject to the considerations outlined below, Mr. Trexler may purchase additional shares from time to time in the open market. In determining whether to purchase additional shares, Mr. Trexler intends to consider, on a continuing basis, factors such as the Company’s financial condition, results of operations and future prospects, other developments concerning the Company, market value of the Common Stock in relation to its book value, other available investment opportunities and general economic and market conditions. Depending on such factors and subject to applicable securities law requirements, Mr. Trexler may determine at some time to dispose of all or a portion of his shares.

Except as set forth above, Mr. Trexler has no present plans or proposals which relate to or would result in:

The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

Any change in management of the Company;

Any material change in the present capitalization or dividend policy of the

Company;

Any other material change in the Company’s business or corporate structure;

Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

Causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

Any action similar to any of those enumerated above.

Interest in Securities of the Issuer.

(a) and (b) Mr. Trexler beneficially owns 70,270 shares of Common Stock, which represents 55% of the Common Stock outstanding. Mr. Trexler has sole voting and dispositive power with respect to such shares. Mr. Trexler disclaims ownership of an additional 12,444 shares of Common Stock which are held in a trust of which Mr. Trexler is a beneficiary and as to which he has no voting or investment power.  Mr. Trexler acquired beneficial ownership of 67,500 shares of Common Stock in a stock-for-stock exchange effected September 9, 1994, whereby Mr. Trexler exchanged 450 shares of Prestige for 67,500 shares of Common Stock of the Company.

Not applicable.

Not applicable.

Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Trexler and any person with respect to any shares of Common Stock.

Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas W. Trexler
DATE:                                September, 1994